SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2011

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

(Registrant)

By:	/s/ John E. Gerke
John E. Gerke, Plan Administrator

Date: June 27, 2012

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental
Schedule
December 31, 2011 and 2010

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index
December 31, 2011 and 2010

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011	3

Notes to Financial Statements	4 - 12

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011	13

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 27, 2012

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value:
Insurance company pooled separate accounts	$19,394,899	$22,943,314
Insurance Company Guaranteed Investment Account	28,552,278	25,619,731
Old Republic International Corporation common stock fund	2,887,727	4,801,056
Total investments	50,834,904	53,364,101

Receivables
Employer contributions	563,617	767,263
Notes receivable from participants	435,339	695,156
Total receivables	998,956	1,462,419

Liabilities
Refund of Excee Participant contributions	16,352	-
Total Liabilities	16,352	-

Net assets reflecting all investments at fair value	51,817,508	54,826,520

Adjustment from fair value to contract value for
Insurance Company Guaranteed Investment Account, a fully
benefit responsive investment contract	(3,379,674)	(2,706,304)

Net Assets Available for Benefits	$48,437,834	$52,120,216

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of pooled separate account investments	$(488,180)
Guaranteed Investment Account market value adjustment	612,487
Dividends and net depreciation in fair value of the Old Republic
International Corporation common stock fund	(1,153,864)
Interest, guaranteed investment account	805,816
Investment income (loss)	(223,741)

Interest income on notes receivable from participants	22,461

Contributions
Employer	563,617
Participants	628,879
Rollovers	126,439
Total contributions	1,318,935

Total additions	1,117,655

Deductions from net assets attributed to
Benefits and withdrawals	4,798,103
Administrative expenses	1,933
Total deductions	4,800,036
Net decrease	(3,682,382)

Net assets available for benefits
Beginning of year	52,120,216
End of year	$48,437,834

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (“IRC”).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants based on the participant’s eligible compensation to total eligible compensation of all eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation during any Plan year.

Participants may also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or sponsor when determined. There were no excess contributions to be returned to participants based on qualification testing for the years ended December 31, 2011 and 2010, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each of the next four years with full vesting after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non vested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of non vested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the non vested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $38,603 and $54,925 at December 31, 2011 and 2010, respectively.  Of the December 31, 2011 total, $16,916 will be allocated in 2012.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw after-tax voluntary contributions at any time.  Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of Sponsor contribution allocations.

Net assets at December 31, 2011 and 2010, included funds totaling $14,080,130 and $11,897,883, respectively, which represent the account balance of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

Partial Plan Termination
Beginning in September, 2011 and continuing into 2012, the Sponsor has experienced significant economic challenges.  These issues have resulted in a series of large staff reductions at the Sponsor which have three major impacts on the Plan.  In accordance with the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA), the Internal Revenue Code (IRC), and plan documents, these actions are considered a Partial Plan Termination.  The Plan is impacted by (1) reduced number of active participants; (2) acceleration of the vesting schedule for those Participants that are involuntarily terminated by the Plan Sponsor; and (3) a market value adjustment to the Insurance Company Guaranteed Investment Account for those terminated Participants who were invested in that option.  The Plan remains a viable qualified defined contribution plan for those participants remaining with the Sponsor.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements under accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Unit Values
Individual participant accounts for the pooled separate accounts are maintained on a unit value basis.  Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily.  The funds earn dividends and interest which are automatically reinvested in additional units.  Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2011 and 2010, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on May 11, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Subsequent Events Policy
Subsequent events have been evaluated through the date the financial statements were issued.

New Accounting Pronouncements - The following new accounting pronouncements were adopted during year ended December 31, 2011.

Fair value disclosures – In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements.  This guidance requires information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements and is effective for fiscal years beginning after December 15, 2010.  Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Fair value measurements – In May 2011, the FASB issued guidance requiring the categorization by level of items that are disclosed at fair value and information about transfers between Level 1 and Level 2.  The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Reclassification
Certain items from the 2010 financial statements have been reclassified to conform with the 2011 presentation.

3.	Investments

The Plan is invested in a group annuity contract with the Massachusetts Mutual Life Insurance Company (the “Trustee”).  The contract allows for a participant-directed investment program in pooled separate accounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, and international equity subaccount options and a guaranteed investment account.  In addition to the investment options offered through the Trustee, participants may also invest in common stock of the Sponsor’s parent, Old Republic International (“ORI”).

                A.  Summary of Investments

The following is a summary of investments held at December 31, 2011 and 2010.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

	2011		2010
Investments at fair value
Insurance company pooled separate accounts:
Select Indexed Equity (Northern Trust)	$2,573,217	*	$2,600,296	*
Select Large Cap Value (Davis)	2,516,891	*	3,335,173	*
Other pooled separate accounts	14,304,791		17,007,845
	19,394,899		22,943,314

Insurance Company Guaranteed Investment Account (a)	28,552,278	*	25,619,731	*

Old Republic International Corporation (ORI) Common Stock Fund	2,887,727	*	4,801,056	*

	$50,834,904		$53,364,101

*Exceeds 5% of net Plan assets at December 31, 2011 and 2010.

      (a)  The contract value of the insurance company guaranteed investment account was $25,172,604 and $22,913,427 at December 31, 2011 and 2010, respectively.

                During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Insurance Company Pooled Separate Accounts	$(488,180)
ORI Common Stock Fund	(1,372,994)
Guaranteed Investment Account market value adjustment	612,487

$(1,248,687)

                B.  Fair Value Measurements
The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1	Securities include publicly traded common stocks.

Level 2	Securities include pooled separate accounts.

Level 3	Securities include guaranteed investment contracts.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

The following table shows a summary of assets measured at fair value segregated among the various input levels described above:

	Fair value measurements as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$2,887,727	-	-	$2,887,727

Pooled Separate Accounts:

Asset Allocation/Lifestyle Funds	-	$ 3,120,772	-	3,120,772

Blend Funds	-	1,800,101	-	1,800,101

Bond Funds	-	2,190,142	-	2,190,142

Growth Funds	-	3,113,877	-	3,113,877

Index Funds	-	2,573,217	-	2,573,217

International Funds	-	2,198,980	-	2,198,980

Value Funds	-	4,397,810	-	4,397,810

Total		19,394,899		19,394,899

Guaranteed Investment Account	-	-	$28,552,278	28,552,278

	$2,887,727	$19,394,899	$28,552,278	$50,834,904

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

	Fair value measurements as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$4,801,056	-	-	$4,801,056

Pooled Separate Accounts:

Asset Allocation/Lifestyle Funds	-	$ 3,477,159	-	3,477,159

Blend Funds	-	2,091,768	-	2,091,768

Bond Funds	-	2,610,140	-	2,610,140

Growth Funds	-	3,539,953	-	3,539,953

Index Funds	-	2,600,296	-	2,600,296

International Funds	-	3,276,172	-	3,276,172

Value Funds	-	5,347,826	-	5,347,826

Total		22,943,314		22,943,314

Guaranteed Investment Account	-	-	$25,619,731	25,619,731

	$4,801,056	$22,943,314	$25,619,731	$53,364,101

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011:

Guaranteed Investment Account

Balance, beginning of year	$25,619,731

Interest income	805,816

Contract to fair value adjustment	673,369

Purchases	4,366,672

Sales	(2,913,310)

Balance, end of year	$28,552,278

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

                C.  Guaranteed Investment Account

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and is charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2011 and October 1, 2011 were 3.4% and 3.4%, respectively, and 3.5% and 3.5% at April 1, 2010 and October 1, 2010, respectively.  The guaranteed investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment account.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less than three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2011	2010
Based on actual earnings	2.98%	3.07%
Based on interest rate credited to participants	2.98%	3.07%

4.	Party In Interest Transactions

The Old Republic common stock fund consists of Old Republic International Corporation common stock, the parent of the company.

Certain Plan investments are pooled separate accounts and a guaranteed investment account sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $4,727 for the year ended December 31, 2011.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

5.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer accounts.

6.	Risks and Uncertainties

The Plan offers investments in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011
EIN:  56-1031043
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value

		Pooled Separate Accounts
*	Mass Mutual	Dow Jones Target 2015 (Wells Fargo)		$176,734
*	Mass Mutual	Dow Jones Target 2025 (Wells Fargo)		1,483,857
*	Mass Mutual	Dow Jones Target 2035 (Wells Fargo)		1,245,020
*	Mass Mutual	Dow Jones Target 2045 (Wells Fargo)		121,389
*	Mass Mutual	Dow Jones Today (Wells Fargo)		93,771
*	Mass Mutual	Growth America (American)		236,050
*	Mass Mutual	International New Discovery (MFS)		829,827
*	Mass Mutual	Mid Cap Core Equity (Invesco)		71,524
*	Mass Mutual	Mid Cap Value (Perkins)		79,552
*	Mass Mutual	NFJ Small Cap Val (Allianz)		260,535
*	Mass Mutual	Premier Capital Appreciation (OFI)		267,352
*	Mass Mutual	Premier Disciplined Growth (Babson)		90,164
*	Mass Mutual	Premier Disciplined Value (Babson)		65,335
*	Mass Mutual	Premier Inflation Protection Bond (Babson)		422,076
*	Mass Mutual	Premier Small Co Opportunity II (OFI Instl)		1,728,577
*	Mass Mutual	Select Growth Opportunities (Sands/Delaware)		601,094
*	Mass Mutual	Select Focused Value (Harris)		1,358,422
*	Mass Mutual	Select Indexed Equity (Northern Trust)		2,573,217
*	Mass Mutual	Select Large Cap Value (Davis)		2,516,891
*	Mass Mutual	Select Mid Cap Growth II (TRP/Frontier)		726,639
*	Mass Mutual	Select Mid Cap Value (NFJ/Systmc)		117,075
*	Mass Mutual	Select Overseas (MFS/Harris)		1,369,153
*	Mass Mutual	Select Small Cap Grwth Equity (W&R/Wellington)		1,192,579
*	Mass Mutual	Select Strategic Bond (Western)		1,235,139
*	Mass Mutual	Total Return (PIMCO)		532,927
				19,394,899
		Guaranteed Investment Account at Fair Value
*	Mass Mutual	Guaranteed Investment Account		28,552,278

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporations (ORI)
		Common Stock Fund		2,887,727

*	Participants loans receivable	Interest rates of 3.25% to 8.25%
		maturity through 2016	$0	435,339
				$51,270,243

* Indicates an asset which is a party-in-interest to the Plan.

** Cost information may be omitted as Plan assets are participant directed.